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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of November 4, 1998

                    Micro Focus Group Public Limited Company
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

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                                [Micro Focus Logo]


Please contact:
Richard Van Hoesen
Senior Vice President
Chief Financial Officer
Micro Focus
US 650-404-7019
UK 01635-32646

Giles Sanderson/Edward Bridges
Financial Dynamics
UK 0171-831-3113

Kathryn Akers
Abernathy MacGregor Frank
(212) 371-5999

              MICRO FOCUS INDICATES PRELIMINARY QUARTERLY ESTIMATES

London, England and Mountain View, California, November 4, 1998 - Micro Focus Group Plc (London Stock Exchange: MICF; NASDAQ: MIFGY) today announced preliminary revenue and earnings estimates for the quarter ended October 31, 1998. Under U.S. accounting principles, which include the results of INTERSOLV, Inc. ("INTERSOLV") for the full quarter, revenues for the quarter are estimated to be approximately $87 million and net income is estimated to be approximately breakeven for the quarter before one-time charges associated with the INTERSOLV acquisition. The company plans to announce full results for the quarter on December 2, 1998.

"We had strong performance from all lines of business in our International operations," said Martin Waters, president and CEO. "However, this strength was offset by weakness in North America, primarily due to a lower than anticipated demand for Year 2000 related products and services."

"While we are managing costs prudently across the company, each business unit and function is taking specific actions appropriate for its situation, with the goal of reducing costs and returning to our business model as quickly as possible," Waters added. "In particular, we will continue to expand our investment in our core application development and deployment businesses."


The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act of 1995: This announcement contains forward-looking statements that involve a number of risks and uncertainties. There are certain important factors that could cause results to differ materially from those anticipated by the statements made herein. Factors that could cause actual results to differ materially include, among others, the ability of the Company to effectively manage its costs against uncertain revenue expectations, the ability to manage and integrate recently acquired businesses or other businesses that it may acquire in the future, the potential for a decrease in net revenue which may be caused by delays in the timing of the delivery of products or services, the ability of Micro Focus to develop, release and sell products and services to customers in the highly dynamic market for enterprise software


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solutions,  the potential need for enterprise  software solutions to shift based on changes in underlying technology standards coming into use, and the effect of competitors' efforts to enter the Company's markets. Further information on potential factors which could affect the Company's financial results is included in the Registration Statement on Form F-4 relating to the INTERSOLV acquisition, Micro Focus' Annual Report on Form 20-F for the year ended January 31, 1998 and Quarterly Reports on Form 6-K for the quarters ended April 30, 1998 and July 31, 1998, and INTERSOLV's Annual Report on Form 10-K for the year ended April 30, 1998 and Quarterly Report on Form 10-Q for the quarter ended July 31, 1998, each as filed or submitted (as the case may be) with the U.S. Securities and Exchange Commission, as they may be updated and amended with future filings.

Micro Focus is a registered trademark of Micro Focus Limited, and INTERSOLV is a registered trademark of INTERSOLV, Inc. All other trademarks as they appear in this announcement are the property of their respective owners.

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Micro Focus Group Public Limited Company
                                                  (Registrant)


Date:  November 5, 1998          By:   /s/ Richard Van Hoesen
                                        ---------------------------------------
                                        Richard Van Hoesen
                                        Senior Vice President, Chief Financial
                                        Officer and Secretary